EXHIBIT 21

SUBSIDIARIES

Subsidiary Name	Jurisdiction of Incorporation	Other Names Under Which Entity Does Business
Cricket Communications, Inc.	Delaware	Cricket Wireless, Inc.
Cricket License Company, LLC	Delaware
Cricket Music Holdco, LLC	Delaware
Cricket Music Operations, LLC	Delaware
Savary Island Wireless, LLC	Delaware
Savary Island License A, LLC	Delaware
Savary Island License B, LLC	Delaware
STX Wireless, LLC	Delaware
STX Wireless License, LLC	Delaware
STX Wireless Operations, LLC	Delaware